UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated January 17, 2018, and entitled “Orbotech Announces Preliminary Fourth Quarter and Fiscal Year 2017 Results; Updates 2018 Guidance with Specific Revenue Outlook for the First Half of 2018”.

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Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394, Registration No. 333-169146 and Registration No. 333-207878) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH ANNOUNCES PRELIMINARY FOURTH QUARTER AND FISCAL YEAR 2017 RESULTS; UPDATES

2018 GUIDANCE WITH SPECIFIC REVENUE OUTLOOK FOR THE FIRST HALF OF 2018

Company to Present at Needham Growth Conference on January 17, 2018

YAVNE, ISRAEL, January 17, 2018 | ORBOTECH LTD. (NASDAQ: ORBK) (the “Company” or “Orbotech”), a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products, today announced preliminary fourth quarter and fiscal year 2017 results and is updating its full year 2018 guidance with a specific revenue outlook for the first half of 2018.

Preliminary Fourth Quarter and Full Year 2017 Highlights:

•	Revenue is expected to be approximately $256 million for the fourth quarter, and $900 million for the full year, of 2017

•	Gross margin is expected to be in the range of 47%-47.5% in the fourth quarter and for the full year of 2017. Gross margin is slightly lower than the Company anticipated in November 2017, due to strong demand that accelerated the volume of orders late in 2017 coupled with expedited shipments to meet customer demand in a tightening supply chain environment.

•	Operating expenses in the fourth quarter of 2017 are expected to increase by 8%-10% compared to the previous quarter, due primarily to the acceleration of research and development projects and other variable expenses to support a higher level of growth expected in 2018. The increase in operating expenses is reducing proportionately the fourth quarter and full year net income, Adjusted EBITDA margin and GAAP and non-GAAP EPS guidance provided in November.

2018 Guidance:

•	12-14% revenue growth for full year 2018 reflecting the Company’s view that its expected CAGR will be spread more evenly throughout the years of the Company’s financial model.

•	Revenues for the first half of 2018 are expected to be approximately $500 million, with approximately $235 million - $250 million in the first quarter.

•	Gross margin for the first half of 2018 is expected to be in the range of 47.5%-48.0% and the quarterly operating expenses in the first half of 2018 are expected to be similar to those in the fourth quarter of 2017, based upon the Company’s current expectations of product mix.

Commenting on this announcement, Mr. Asher Levy, Chief Executive Officer, stated: “As we highlighted at our Investor Day in November 2017, Orbotech offers unique solutions to the manufacturing processes for the world’s most advanced consumer and industrial electronic products.” He continued: “Orbotech is part of a select group of companies that is, literally, shaping the future of electronics, and we benefit from the adoption of new technologies in the industries we serve. The innovativeness of our solutions and the recent introductions of new products and technologies is resulting in stronger revenue momentum and improved visibility as we enter 2018. We are proud of our growth and improving profitability year over year and believe the margin goals announced at our Investor Day remain solidly within our grasp.”

Needham Growth Conference

The foregoing results are being provided in advance of Mr. Levy, Mr. Amichai Steimberg, President and Chief Operating Officer, and Mr. Alon Rozner, Chief Financial Officer, presenting at the 2018 Needham Growth Conference on January 17, 2018 at the Lotte New York Palace. The presentation is scheduled for 4:50P.M., Eastern Time, on January 17, 2018, and will be webcast on the Investor events page of the Orbotech Ltd. website. A replay of the webcast will remain available for 90 days.

Preliminary Financial Information

The preliminary results set forth above are based on management’s initial review of the Company’s operations for the quarter and year ended December 31, 2017, and are subject to revision based upon the Company’s year-end closing procedures and the completion and external audit of the Company’s year-end financial statements. Actual results may differ materially from these preliminary results as a result of the completion of year-end closing procedures, final adjustments and other developments arising between now and the time that the Company’s financial results are finalized, and such changes could be material. In addition, these preliminary results are not a comprehensive statement of the Company’s financial results for the fourth quarter or full year ended December 31, 2017, should not be viewed as a substitute for full, audited financial statements prepared in accordance with generally accepted accounting principles, and are not necessarily indicative of the Company’s results for any future period. The Company expects to announce full 2017 financial results in advance of its quarterly conference call, currently scheduled for February 14, 2018. A conference call and webcast will be held at 8:30am Eastern time on that date. To access the call please dial +13237010225 or toll free 8883948218 passcode: 4004533. Investors may access the webcast from the Company’s website at investors.orbotech.com. The replay will be available for two weeks. To access the replay please dial +17194570820 or toll free 8882031112.

About Orbotech Ltd.

Orbotech Ltd. is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. Orbotech provides cutting-edge solutions for use in the manufacture of PCBs, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. Orbotech’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’. For further information, visit http://www.orbotech.com.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the risk that our actual revenue or other financial results for the fourth quarter and/or full year 2017 may differ materially from our estimated results for these periods as a result of the completion of year-end closing procedures, final adjustments or other developments arising between now and the time that our financial results are finalized; the risk that we may not achieve our revenue expectations for 2018 (including, without limitation, due to shifting move in dates); cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the ‘Brexit’ process and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit of tax years 2012-2014 in Israel and related criminal investigation (see below), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the final timing and outcome, and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, and ongoing or increased hostilities in Israel and the surrounding areas.

In May 2017, the Company received a best judgment tax assessment from the Israel Tax Authority (the “ITA”) with respect to an audit of the Company for the fiscal years 2012-2014 (the “Assessment”), for an aggregate amount of tax against the Company, after offsetting all operating losses for tax purposes available through the end of 2014, of approximately NIS 207 million (currently approximately U.S. $58 million) which amount includes related interest and linkage differentials (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s accumulated losses. Approximately 80% of the amount of the Assessment, assuming that all accumulated losses are set off against the other matters included in the Assessment, relates to the following two matters: (1) the use of tax exempt profits derived from the Company’s approved and benefitting enterprises under the Law for the Encouragement of Capital Investment, 1959, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (2) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and does not anticipate establishing a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing. As of September 30, 2017, the Company’s tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment. However, because of the ongoing criminal investigation against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the audit period as well as in prior periods, the Company has not completed a comprehensive independent review of the work of its employees and tax consultant involved in evaluating and establishing its tax positions, including with respect to this and certain other matters that are the subject of the Assessment. The Company has begun this review process in connection with the preparation of its annual financial statements and annual report, however it cannot assure investors of the timing or outcome of such review.

If the Company’s evaluation of its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The outcome of its review may also impact the Company’s results of operations as a result of tax positions taken for subsequent fiscal years. The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods. In addition, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment in accordance with Israeli law as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts or that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

The foregoing information should be read in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent SEC filings. The Company is subject to the foregoing and other risks detailed in those reports. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

Company Contact: Rami Rozen Director of Investor Relations Orbotech Ltd Tel: +972-8-942 3582 Rami.rozen@orbotech.com	Tally Kaplan Porat Director of Corporate Marketing Orbotech Ltd Tel: +972-8-942 3603 Tally-Ka@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Alon Rozner
Alon Rozner
Corporate Vice President and Chief Financial Officer

Date:	January 17, 2018